

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

John Bordynuik
Director and Chairman of the Board;
 President and Chief Executive Officer
JBI, Inc.
1783 Allanport Rd.
Thorold, Ontario
Canada

> **Re: JBI, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Forms 10-Q for the Periods Ended September 30, 2009, March 31, 2010 and**
> ** June 30, 2010**
> **File No. 000-52444**

Dear Mr. Bordynuik:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2009

1.   We noted disclosures in your Item 4.02 Form 8-K filed on May 21, 2010 that the financial statements in this Form 10-Q "should no longer be relied upon" and that you plan to file an amended Form 10-Q for the period ended September 30, 2009 that includes restated financial statements. However, we do not see where that amendment has been filed as of the date of this letter. Please tell us when you plan to file the amended Form 10-Q.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2009

General

2.   It is unclear why you have calculated the aggregate market value of your voting common equity held by non-affiliates as of December 31, 2009 since Form 10-K requires that such aggregate market value be computed using the price at which your common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the your most recently completed second fiscal quarter. Please advise.

3.   Please tell us where you have filed your amended certificate of incorporation to change your name from 310 Holdings, Inc. to JBI, Inc., and when this change occurred.

Item 1. Business, page 4

4.   Please tell us and revise your filing to clarify what "extensive testing" your P20 machines have undergone and to clarify whether this testing was conducted by you or by a third party, including the New York Department of Environmental Conservation. Also clarify your relationship with the entities referenced in the first paragraph of page 5, including AS PTO, LLC, Plastic 2 Oil of Clearwater 1, LLC and ES Resources, LLC. File as exhibits the area development agreement and license discussed in this section.

5.   With regard to your P2O business, please disclose how your process breaks plastic down into oil and other various products. Please clarify the nature of your process and catalyst and if you have any proprietary rights with respect to the process or catalyst.

Products and Competition, page 5

6.   Please revise to clarify your principal products or services and their markets. See Regulation S-K Item 101(h)(4)(i). For example, it is unclear what products you provide as part of your "data migration" and "Plastic2Oil" businesses. Please also tell us and clarify if Javaco exclusively sells third party products.

Research and Development, page 5

7.   Please disclose the approximate amount that you have spent, if any, on research and development activities over the past two fiscal years. See Regulation S-K Item 101(h)(4)(x).

Licenses, Patents and Trademarks, page 6

8.   Please include a description, including duration, of the Pak-It patent. See Regulation S-K Item 101(h)(4)(vii).

Environmental, page 6

9.   Please revise your disclosure to clarify the need for government approval of your
        Plastic2Oil products or services, the effect of existing or probable governmental
        regulations on this business and the specific costs and effects of compliance with
        applicable environmental laws. Specifically address whether you are required to obtain
        permits or other approval from New York Department of Environmental Conservation in
        order to conduct your business. Refer to Regulation S-K Item 101(h)(4)(viii)-(xi).

Regulatory Mandates, page 6

10.   Please tell us how your disclosure in this section that you are "not aware of any existing
        or probable government regulations that would have a material effect on [y]our business"
        is consistent with your disclosure on page 4 that you require an air permit from the New
        York Department of Environmental Conservation to allow full commercial production of
        your P20 processing machines. We also note in this regard the penultimate risk factor
        that appears on page 8.

Recent Sales of Unregistered Securities, page 16

11.   With regard to your May 2010 private placement, please tell us where you filed the
        related Form D.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 16

Plan of Operations, page 19

12.   We noted that you continue to discuss your plan of operations consistent with Regulation
        S-B. In light of the elimination of Regulation S-B and the introduction of scaled reporting
        requirements available to smaller reporting companies as part of Regulation S-K, please
        revise future filings, including any amendments, to include a discussion that meets the
        requirements of Item 303 of Regulation S-K as it relates to smaller reporting companies.
        We refer you to SEC Release 33-8876.

Liquidity and Capital Resources, page 21

13.   Please file as an exhibit the escrow agreement referenced in this section. Please expand
        your disclosure to address your material commitments for capital expenditures as of the
        end of the latest fiscal period, and indicate the general purpose of such commitments and
        the anticipated source of funds needed to fulfill such commitments.

Item 8. Financial Statements and Supplementary Data, page 22

Report of Independent Registered Public Accounting Firm, page 24

14.   We note the financial statements for the year ended December 31, 2008 included in
        Amendment No. 1 to Form 10-K were audited by Moore and Associates Chartered
        ("Moore"). As Moore is no longer registered with the PCAOB, you may not include
        audit reports or consents issued by Moore in your filings with the Commission made on
        or after August 27, 2009. Accordingly, you should engage a firm that is registered with
        the PCAOB to re-audit the financial statements and file an amendment to this filing that
        includes an audit opinion from a PCAOB registered auditing firm.

Consolidated Statements of Operations, page 26

15.   Please round earnings/loss per share disclosures to the nearest cent in your future filings.
        Please note amendments are considered future filings.

Consolidated Statements of Cash Flows, page 28

16.   We note that in fiscal 2009 the "operating activities" section of this statement indicates
        you recorded $1,679,224 for "services contributed by shareholder". Please tell us where
        and how the values of these services are presented in your consolidated statement of
        changes in stockholders' equity.

Note 1 – Organization, page 29

17.   We note that you acquired Javaco, Inc. and Pak-It, LLC in August 2009 and September
        2009, respectively. Please address the following:

        •   Provide us with the significance tests outlined at Rule 8-04(b) of Regulation S-X
            for each of the 2009 acquisitions;

        •   tell us whether you filed Item 2.01 and Item 9.01 Forms 8-K for the referenced
            transactions, or please file any required Forms 8-K;

        •   tell us who owned Javaco and Pak-It prior to their acquisition by JBI;

        •   tell us about any relationships such as ownership between JBI, Javaco and Pak-It
            prior to JBI's purchases of them; and

        •   tell us whether John Bordynuik had any ownership interests in Javaco or Pak-It
            prior to their acquisition by JBI and the percentage ownership of any such
            interests.

Note 2 – Summary of Accounting Policies and Restatement, page 29
Restatement, page 29

18.   We note that you have determined that there were errors in the original accounting for the acquisitions of Javaco and Pak-It, the valuation of media credits, and equity issuances, causing your company to restate previously reported financial results as of and for the year ended December 31, 2009. Please revise your filing to include all disclosures required under paragraphs 7 – 10 of FASB ASC 250-10-50, including a detailed description of the nature of the error, the effect of the correction on each financial statement line item and any per-share amounts affected for each prior period presented and the cumulative effect of the change on retained earnings.

Note 7 – Stockholders' Equity, page 35

19.   We see disclosures on page 36 that the total acquisition cost of Pak-It exceeded the identifiable net assets purchased by $549,458, which have been charged to operations as additional services provided. Please tell us the specific U.S. GAAP that you considered when applying the referenced accounting.

Note 8 – Business Combinations, page 36

20.   We note you received media credits in print and radio in exchange for the issuance of an additional 1,000,000 shares of your common stock. Please explain to us the nature of these media credits and how you accounted for and valued them. Please cite the applicable U.S. GAAP you considered when determining how to appropriately account for the referenced transaction. Also tell us the facts and circumstances that led to your determination that the value of the media credits was overestimated, the amount that was charged to operations during fiscal 2009 related to media credits and the amount of any media credit assets reflected in your balance sheets at December 31, 2009.

21.   We note from page 27 and information in this Note that you purchased 100% of the membership interests of Pak-It, LLC in exchange for 625,000 shares of the company's common stock, valued at $750,000 and the issuance of $3,865,000 in debt. We also note that you allocated $1,950,000 to the net assets acquired from Pak-It, LLC. Please tell us the amount and nature of the total fair value of all consideration issued in the transaction. Specifically indicate whether you *issued* new debt, assumed it or both. Also, reconcile the fair value of the total consideration issued to the fair value of the net assets acquired.

Item 9A. Controls and Procedures, page 42

22.   We do not see where you have disclosed management's conclusion on the effectiveness of your disclosure controls and procedures at December 31, 2009 as required by Item 307 of Regulation S-K. Please note that Item 307 of Regulation S-K is a separate requirement from the requirements of Item 308T of Regulation S-K. Item 307 of Regulation S-K requires you to disclose the conclusion of your principle executive and principle financial officers regarding the effectiveness of your disclosure controls and procedures based on

their evaluation of your controls and procedures as of the end of the period covered by the report, while Item 308T of Regulation S-K requires you to provide management's annual report on internal control over financial reporting that is based on management's assessment of the effectiveness of the your internal control over financial reporting as of the end of the period covered by your Form 10-K. Please amend your filing to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. This comment also applies to Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010.

23.   We do not see where you have disclosed management's conclusion on the effectiveness of your internal control over financial reporting as of the end the period covered by your Form 10-K. Please note that Item 308T (a)(3) of Regulation S-K requires you to disclose managements conclusion on the effectiveness of your internal control over financial reporting as of the end of the period covered by your Form 10-K, which in this instance is December 31, 2009. Please amend your Form 10-K to include a statement concluding on whether your internal control over financial reporting was effective or was not effective as of December 31, 2009.

24.   Please amend to include a statement herein of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant as required by Item 308T(a)(1) of Regulation S-K and revise the filing to include a statement identifying the framework used by management to evaluate the effectiveness of your internal controls over financial reporting. Refer to Item 308T(a)(2) of Regulation S-K.

25.   Please revise this filing to disclose, as required by Item 308T(b) of Regulation S-K, the changes that occurred in your internal control over financial reporting during the last fiscal quarter. Please be specific about each change and the reasons for which you undertook the change. Discuss whether the related material weakness has been remediated as a result of the changes you have made to date, or whether you expect to undertake further changes to your internal control over financial reporting that will completely remediate the material weakness. This comment also applies to Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010.

Item 10. Directors, Executive Officers and Corporate Governance, page 44

26.   We refer to your disclosure under "Business Experience" on page 44.

•   Please revise to disclose the term of office for each director and executive officer and the period during which each director or executive officer served in such capacity. See Regulation S-K Item 401(a)-(b).

- Please revise your filing to clarify whether John Bordynuik, Inc. is your subsidiary or affiliate. See Regulation S-K Item 401(e). We note in this regard your disclosure on page 4 that you acquired "certain assets" from this entity in June 2009.

- Please revise to indicate the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Bordynuik, Wesson and Goldberg and Drs. Smith and Bagai should serve as directors, in light of your business and structure. Refer to Regulation S-K Item 401(e).

- Please revise your filing to identify each director that is independent. See Regulation S-K Item 407(a).

27.   Please tell us why your Form 10-K filed on March 31, 2010 indicates that Ms. Bradshaw is a director of the company, while your Form 10-K amended on July 7, 2010 does not.

Item 13. Certain Relationships and Related Transactions…, page 51

28.   Please revise your filing to disclose all information required by Regulation S-K Item 404(a) with respect to the transactions disclosed in this section, including:

- the basis upon which each individual disclosed is a related person;

- the approximate dollar value of the amount involved in the transaction;

- the approximate dollar value of the related person's interest in the transaction; and

- with respect to any indebtedness, such as the stockholder loan disclosed in the third paragraph, the amount of interest.

Furthermore, please identify the stockholder who loaned you $71,538 in June 2009 and the officer and director who prepaid the office rental expenses for your Cambridge, Massachusetts office space and file the loan agreements as exhibits. Also file the April 24, 2009 acquisition agreement between the company and Mr. Bordynuik.

29.   Please reconcile your disclosure in this section that you issued 23,846 shares in June 2009 "in satisfaction of stockholder loans…in the amount of $71,538" with your disclosure on page 40 that you "issued 90,513 shares of common stock to the Company's President and CEO in exchange for cash of $200,000 and settlement of a shareholder advance of $71,538." Also tell us why you have not provided disclosure of the $200,000 cash payment in this section.

30.   Please tell us where you have provided the disclosure required by Regulation S-K Item 404 with respect the following transactions, or explain why such disclosure is not required pursuant to Item 404:

- the officer and director participation in your recent private placement, as disclosed on page 16;

- the December 2009 issuance of 1,000,000 shares of Series A Super Voting Rights Preferred Stock to Mr. Bordynuik;

- the services contributed by one of your shareholders, as disclosed on page 27; and

- the issuance of 404,700 shares of common stock to officers and key employees as compensation, as disclosed on page 41.

Please also file all related agreements as exhibits.

Item 15. Exhibits and Financial Statement Schedules

31.   Please tell us where you have filed the exhibits required by Regulation S-K Item 601, including your articles of incorporation, bylaws, material contracts and list of subsidiaries, and amend your exhibit index accordingly. To the extent that you have not filed required exhibits, please do so promptly.

Exhibits 10.2-10.7

32.   We note that these agreements are signed by 310 Holdings, Inc. Please tell us why the agreements were not signed by JBI, Inc.

Signatures

33.   Please ensure that your signature page conforms exactly to the requirements of the form. For instance, the registrant itself must sign the report, and the principal accounting officer or controller's signature must appear beneath the second paragraph of text which indicates that he or she is signing in his or her individual capacity on behalf of the registrant. Refer to General Instruction D of Form 10-K.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

"for"
Jeff Jaramillo
Accounting Branch Chief